UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

BLOCK LISTING RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 16 January 2026

Name of applicant:		Pearson plc
Name of scheme:		Save for Shares Plan
Period of return:	From:	01/12/2025	To:	15/01/2026
Balance of unallotted securities under scheme(s) from previous return:		1,482,109
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR20.6.7G):		41,942
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,440,167

Name of applicant:		Pearson plc
Name of scheme:		Employee Stock Purchase Plan
Period of return:	From:	01/12/2025	To:	15/01/2026
Balance of unallotted securities under scheme(s) from previous return:		2,228,992
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR20.6.7G):		N/A
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,228,992

Name of contact:	Donna Clark
Telephone number of contact:	020 7010 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 January 2026
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary